Exhibit 99.1

Emeren Group Announces Results of Annual General Meeting

Stamford, CT, December 11, 2023 – Emeren Group Ltd ("Emeren" or the "Company") (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced the results of its 2022 annual general meeting of shareholders. Specifically, the Company’s annual general meeting of shareholders approved the following:

1.	The consolidated financial statements of the Company for the year ended December 31, 2022, together with the reports of the auditors thereon.

2.	The re-election of Ms. Julia Xu as director of the Company, who is offering herself for re-election in accordance with the Company’s articles of association.

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL) is a leading global solar project developer, owner, and operator with a pipeline of projects and IPP assets totalling over 3 GW, as well as a storage pipeline of over 10 GWh across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams across multiple countries. For more information, go to www.emeren.com

For investor and media inquiries, please contact:

Emeren Group Ltd

Suzanne Wilson

+1 (510) 631 6550

Suzanne.wilson@emeren.com

Emeren Group Ltd - Investor Relations

ir@emeren.com

The Blueshirt Group
Gary Dvorchak
+1 (323) 240-5796
gary@blueshirtgroup.com